ESCALADE® inc. www.escaladeinc.com	P.O. Box 889 Evansville, IN 47706-0889 817 Maxwell Avenue Evansville, IN 47711 T: 812-467-4449 F: 812-467-1303

January 8, 2008

Via EDGAR – CORRESP

Securities and Exchange Commission
100 F St., N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. David R. Humphrey,
                    Branch Chief

Re:	Escalade, Incorporated, File No. 000-06966, Form 10-K for Fiscal Year Ended December 30, 2006

Dear Mr. Humphrey:

        Escalade, Incorporated has prepared this letter in response to the Staff’s comment letter dated December 21, 2007 and received by the Company on that date regarding the Company’s Form 10-K for its fiscal year ended December 30, 2006. Escalade’s responses set forth below correspond to the applicable comment number as set forth in the Staff’s comment letter.

Comment 1:   During the fourth quarter of fiscal year 2006, Escalade’s management engaged an independent registered public accounting firm not otherwise engaged in the audit of the financial statements of any of Escalade or its subsidiaries to assist management in determining the proper jurisdiction in which to recognize income. Due to continuing growth of the Company’s business in various domestic and foreign locations, management recognized that income recognition was becoming increasingly complex and impacted the tax potentially due in such jurisdictions. In the course of such review as part of its year-end tax accrual process during the fourth quarter of fiscal year 2006, Escalade’s management determined that the Company previously had over-accrued for taxes and identified misstatements in the income tax accruals for fiscal years 2005 and 2004. Based on this fact, management then modified its procedures during the fourth quarter of fiscal year 2006 and put new controls in place at or before the end of fiscal year 2006 so that income recognition and tax accruals for fiscal year 2006 would be accurate, and Escalade’s management determined that its internal controls were effective as of the end of fiscal year 2006. In the first quarter of fiscal year 2007, Escalade’s management determined the extent of the misstatements in fiscal years 2005 and 2004 which then led to the Audit Committee’s determination that such misstatements in prior years were material and that such prior period financial statements needed to be restated prior to the filing of Escalade’s Form 10-K for its fiscal year ended December 30, 2006.

Accordingly, management then filed an amended Form 10-K for each of its fiscal years ended December 31, 2005 and December 25, 2004, which in each case included management’s amended report on internal control over financial reporting to conclude that the Company’s internal control over financial reporting was ineffective as of December 31, 2005 and December 25, 2004 solely with respect to calculating the provision for income taxes. The Company’s independent registered public accounting firm concurred with this assessment and revised its report on internal control over financial reporting as of December 31, 2005 and December 25, 2004, which revised report was included in the Company’s amended Form 10-K for each of its respective fiscal years.

Comment 2:   In future filings, the Company will disclose its recognition policy regarding interest and late fees on accounts receivable. The Company believes that its recognition policy regarding interest and late fees on accounts receivable did not have a material effect on its previously filed financial statements and did not disclose such policy.

Comment 3:   In future filings, the Company will revise its financial statements to classify all operating expenses as components of operating income including amortization of intangible assets, deferred compensation, and vendor charge-backs. At that time, prior year amounts will be reclassified accordingly.

Comment 4:   Vendor charge-backs represent fees assessed suppliers for manufacturing deficiencies. Because of the infrequent nature and collection uncertainty associated with these assessments, such vendor charge-backs are not recognized until collected. As stated in response to Comment 3 above, in future filings vendor charge-backs will be recorded as a component of operating income. Volume rebates and catalog allowances are specifically related to our customers and related revenues, while the vendor charge-backs are more closely aligned with our cost of products sold.

Comment 5:   Product warranty costs are recorded as a component of net revenue, although not broken out separately in the Company’s previously filed financial statements as the Company believes that such costs were not material. In future filings, the Company will disclose the classification of its warranty expense within its statements of income.

Warranty expense in fiscal years 2005 and 2006 were materially lower than in fiscal year 2004 because beginning in fiscal year 2005 Escalade’s management revised its liability assessments and related warranty liability relating to product lines purchased in fiscal year 2003 based on historical experience that the Company gained with respect to those product lines subsequent to their acquisition.

Comment 6:   In future filings, the Company will disclose total rent expense. The Company believes that rent expense for leases less than one year would not have had a material effect on its previously filed financial statements.

Comment 7:   In future filings, the Company will disclose the remaining borrowing capacity on credit lines restricted by underlying collateral.

        In connection with responding to the Staff’s comments, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended December 30, 2006, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We believe that the Staff will find this letter to be fully responsive to the Staff’s December 21, 2007 comment letter. Thank you in advance for your consideration of our responses. In the event that the Staff would have any additional questions or comments, please contact me at (812) 467-1334 or by fax at (812) 467-1303.

Respectfully,

ESCALADE, INCORPORATED

/s/ Terry D. Frandsen

Terry D. Frandsen, Chief Financial Officer
cc:	Amy Geddes, SEC
Lyn Shenk, SEC

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